Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated March 1, 2010 and Index Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 July 8, 2010

$[—] Knock-Out Notes due July 26, 2012 Linked to the Performance of the S&P 500® Index Global Medium-Term Notes, Series A, No. E-5714

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	July 23, 2010

Issue Date:	July 28, 2010

Final Valuation Date:	July 23, 2012*

Maturity Date:	July 26, 2012** (resulting in a term to maturity of approximately 2 years)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Participation Rate:	100%

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Knock-out Rebate:	2.00%

Knock-Out Event:	A knock-out event occurs if, at any time during any scheduled trading day during the observation period, the level of the Index is greater than the knock-out barrier.

Knock-Out Barrier:	[—], which equals 112-122%* of the initial level of the Index. The knock-out barrier will be determined on the initial valuation date and will not be less than 112% of the initial level.

Observation Period:	The period of trading days from but excluding the initial valuation date to and including the final valuation date.

Initial Level:	[—], the closing level of the Reference Asset on the initial valuation date.

Final Level:	The closing level of the Reference Asset on the final valuation date.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

If a knock-out event occurs, you will receive at maturity a cash payment equal to the sum of (a) the principal amount of your Notes plus (b) the principal amount multiplied by the knock-out rebate.

If the level of the Index is at or below the knock-out barrier at all times during the observation period and:

•       if the final level is greater than the initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Index Return multiplied by the Participation Rate. Accordingly, if the Index Return is positive and a knock out event does not occur, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × (Index Return × Participation Rate)]

•       if the Index Return is less than or equal to 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this free writing prospectus.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06740PCY0 and US06740PCY07

‡	The Global Medium-Term Notes Program, Series A, is rated AA- by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Global Medium-Term Notes Program, Series A, is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	1.50%	98.50%
Total	$	$	$

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 1.50% of the principal amount of the notes, or $15 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, the index supplement dated March 1, 2010 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the index supplement, the pricing supplement (when completed) and any free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated March 1, 2010 and the index supplement dated March 1, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

•	Index supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043717/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Global Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA- by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Global Medium-Term Notes Program, Series A, is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

FWP–2

What is the Total Return on the Notes at Maturity Assuming a Range of Index Return?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume a knock-out event occurs if the level of the Index at any time on any day during the observation period is greater than 1,145.29, which is equal to 112% of a hypothetical initial level of 1,022.58. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Initial Level: 1,022.58

Knock-out Barrier: 1,145.29 (which equals 112%* of the initial level of the Index)

Knock-out Rebate: 2.00%

*	The actual knock-out barrier will be determined on the initial valuation date.

		Knock-Out Event Has Not Occurred[1]		Knock-Out Event Has Occurred[2]
Final Level	Index Return	Payment at Maturity	Total Return on the Notes	Payment at Maturity	Total Return on the Notes
2045.16	100.00%	N/A	N/A	$1,020.00	2.00%
1942.90	90.00%	N/A	N/A	$1,020.00	2.00%
1840.64	80.00%	N/A	N/A	$1,020.00	2.00%
1738.39	70.00%	N/A	N/A	$1,020.00	2.00%
1636.13	60.00%	N/A	N/A	$1,020.00	2.00%
1533.87	50.00%	N/A	N/A	$1,020.00	2.00%
1431.61	40.00%	N/A	N/A	$1,020.00	2.00%
1329.35	30.00%	N/A	N/A	$1,020.00	2.00%
1227.10	20.00%	N/A	N/A	$1,020.00	2.00%
1145.29	12.00%	$1,120.00	12.00%	$1,020.00	2.00%
1124.84	10.00%	$1,100.00	10.00%	$1,020.00	2.00%
1022.58	0.00%	$1,000.00	0.00%	$1,020.00	2.00%
920.32	-10.00%	$1,000.00	0.00%	$1,020.00	2.00%
869.19	-15.00%	$1,000.00	0.00%	$1,020.00	2.00%
818.06	-20.00%	$1,000.00	0.00%	$1,020.00	2.00%
766.94	-25.00%	$1,000.00	0.00%	$1,020.00	2.00%
715.81	-30.00%	$1,000.00	0.00%	$1,020.00	2.00%
613.55	-40.00%	$1,000.00	0.00%	$1,020.00	2.00%
511.29	-50.00%	$1,000.00	0.00%	$1,020.00	2.00%
409.03	-60.00%	$1,000.00	0.00%	$1,020.00	2.00%
306.77	-70.00%	$1,000.00	0.00%	$1,020.00	2.00%
204.52	-80.00%	$1,000.00	0.00%	$1,020.00	2.00%
102.26	-90.00%	$1,000.00	0.00%	$1,020.00	2.00%
0.00	-100.00%	$1,000.00	0.00%	$1,020.00	2.00%

[1]	Level of the Index has not increased by more than 112.00% of the initial level at any time on any day during the observation period.
[2]	Level of the Index has increased by more than 112.00% of the initial level at a time on any day during the observation period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index never breached the knock-out barrier of 112% at any time on any day during the observation period and the closing level of the Index increases from an initial level of 1,022.58 to a final level of 1,124.84.

Because the knock-out barrier was never breached and the final level of 1,124.84 is greater than the initial level of 1,022.58, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (10% × 100%)] = $1,100.00

The total return on the investment of the Notes is 10%.

FWP–3

Example 2: The level of the Index was above the knock-out barrier of 112% at one or more points during the observation period and the closing level of the Index increases from an initial level of 1,022.58 to a final level of 1,227.10.

Because the knock-out barrier was breached during the observation period, the investor receives a total payment per $1,000 principal amount equal to (a) the principal amount plus (b) the knockout rebate calculated as follows:

$1,000 + ($1000 × 2.00%) = $1020.00

Therefore, the total return is $1,020.00 per $1,000 principal amount Note, representing a 2.00% return on investment over the term of the Notes.

Example 3: The level of the Index was above the knock-out barrier of 112% at one or more points during the observation period and the closing level of the Index decreases from an initial level of 1,022.58 to a final level of 971.45.

Because the knock-out barrier was breached during the observation period, the investor receives a total payment per $1,000 principal amount equal to (a) the principal amount plus (b) the knockout rebate calculated as follows:

$1,000 + ($1000 × 2.00%) = $1020.00

Therefore, the total return is $1020.00 per $1,000 principal amount Note, representing a 2.00% return on investment over the term of the Notes.

Example 4: The level of the Index never breached the knock-out barrier of 112% at any point during the observation period and the closing level of the Index decreases from an initial level of 1,022.58 to a final level of 920.32.

Because the knock-out barrier was never breached and the final level of 920.32 is less than the initial level of 1,022.58, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in the Index Supplement.

•

Certain U.S. Federal Income Tax Considerations— Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Under these rules and subject to the discussion below, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, subject to the discussion below, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

FWP–4

If a knock-out event occurs on a day that is more than 6 months before the maturity date, applicable Treasury regulations provide that holders should adjust the prior and future interest inclusions in respect of their Notes in a reasonable manner. Although not entirely clear, we think it would be reasonable for an initial holder of a Note who has accrued more than $20 of interest on the Note to make such adjustments by (i) recognizing a net ordinary loss equal to the excess of the interest previously accrued on the Note over $20 and (ii) not accruing any additional interest over the term of the Note. You should consult your tax advisor about any adjustments that may be reasonable if you have accrued less than $20 in respect of a Note prior to the occurrence of a knock-out event. If a knock-out event occurs on a day that is more than 6 months before the maturity date, any gain or loss recognized from a subsequent sale of the Notes should generally be characterized as capital gain or loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount—If the index return is not positive and a knock-out event has not occurred, you will not receive a payment at maturity of more than the principal amount of your Notes.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Your Maximum Gain on the Notes Is Limited—Because the knock-out barrier is set at 112.00% of the initial level, the maximum return on the Note will not exceed 12.00% of your principal amount, for a maximum payment at maturity of $1,120 per $1,000 principal amount Note in the event that a knock-out event has not occurred and the Index Return is positive but at or below 12%. The actual knock-out barrier will be set on the initial valuation date and will not be less than 112.00%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

FWP–5

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through July 2, 2010. The Index closing level on July 2, 2010 was 1,022.58.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to
Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

FWP–7